EXHIBIT 99.1

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

        We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, January 7, 2010 at 4:00 p.m. (Israel time) at our offices at 32B Habarzel Street, Tel Aviv, Israel for the purpose of reelecting our two outside directors (as such term is defined in the Israeli Companies Law) for additional three-year terms.

        The Board of Directors recommends that you vote in favor of the reelection of the two outside directors, as further described in the attached Proxy Statement.

        Shareholders of record at the close of business on November 30, 2009 are entitled to notice of and to vote at the Meeting. Your vote is important. Whether or not you plan to attend the meeting in person, we hope you will vote as soon as possible. You may vote over the Internet, by telephone, or by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope. If voting by mail, the proxy must be received at least seventy-two (72) hours prior to the designated time for the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Please review the instructions on each of your voting options described in the attached Proxy Statement as well as on the enclosed voting instruction form.

        Thank you for your ongoing support of STARLIMS.

Sincerely, Itschak Friedman Chairman of the Board of Directors

By Order of the Board of Directors
Eric Fenster, Corporate Secretary
November 30, 2009

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of STARLIMS Technologies Ltd. to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, January 7, 2010 at 4:00 p.m. (Israel time) at our offices at 32B Habarzel Street, Tel Aviv, Israel.

        This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or before December 3, 2009.

Purpose of the Extraordinary General Meeting

        At the Meeting, shareholders will be asked to consider and vote upon the reelection of our two outside directors (as such term is defined in the Israeli Companies Law) for additional three-year terms.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR each of the nominees for outside director listed in this Proxy Statement.

Voting

        Only holders of record of our ordinary shares, par value of NIS 1.0 per share, as of the close of business on November 30, 2009 are entitled to notice of, and to attend and vote at, the Meeting. As of November 30, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 8,437,492 ordinary shares. Each ordinary share entitles the holder to one vote.

—	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

—	Voting by Internet or Telephone. If you have telephone or Internet access, you may vote by proxy over the Internet at www.proxyvote.com or telephone at 1-800-454-8683 by following the instructions provided on the enclosed voting instruction form.

—	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received at least seventy-two (72) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy, such shares will be voted FOR the nominees for outside director.

Change or Revocation of Proxy

        If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our corporate secretary, by granting a new proxy bearing a later date using any of the methods described above, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

        If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

        A quorum of shareholders is necessary to transact business at the Meeting. The presence of at least two shareholders holding at least one third (1/3) of our company’s voting rights and represented in person or by proxy at the Meeting will constitute a quorum at the Meeting. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the board of directors designates in a notice to the shareholders. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

        Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

        Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

        The election of each of the nominees for outside director requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such election include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such election do not represent more than 1% of the voting rights in our company.

        In tabulating the voting results for the election of each of the nominees for outside director, shares that constitute broker non-votes and abstentions are not considered votes cast for that outside director. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

        We have received indications from our principal shareholders, Itschak Friedman, Dinu Toiba, Chaim Friedman and Eyal Guterman, each of whom also is a director and officer of our company and who together hold approximately 38% of our issued and outstanding ordinary shares, that they presently intend to vote for the nominees for outside director.

Cost of Soliciting Votes for the Meeting

        We bear the cost of soliciting proxies from our shareholders. If you choose to vote over the Internet, you are responsible for any Internet access charges you may incur. Proxies or votes may be solicited by mail and in person, by telephone or electronic communication, by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

        The following table sets forth certain information as of November 30, 2009 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our directors, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Itschak Friedman	1,540,256	(3)	18.25%
Harel Insurance Investments and Financial Services Ltd.	852,353	(4)	10.10%
Dinu Toiba	750,000	(3)	8.89%
Chaim Friedman	576,670	(3)(5)	6.83%
Gagnon Securities LLC	572,019	(6)	6.78%
Clal Insurance Enterprises Holdings Ltd.	559,756	(7)	6.63%
Eyal Guterman	379,852	(5)	4.50%
Martin Bandel	-		-
Dov Kleiman	-		-
Eliane Markowitz	406		*
Ron Sandak	-		-
Itzchak Zilberberg	1,165		*
All directors and executive officers as a group
(12 persons)	3,383,319	(8)	40.10%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,437,492 ordinary shares issued and outstanding as of November 30, 2009 (excluding 1,581,677 ordinary shares held as treasury stock).

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on May 5, 2008. Under the Schedule 13G, Harel Insurance Investments and Financial Services Ltd. disclaims beneficial ownership of 810,596 of the ordinary shares.

(5)	Includes half of the 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2009. Based on the Schedule 13G/A, Gagnon Securities LLC is a registered investment adviser and furnishes investment advice to several funds, and Mr. Neil Gagnon is the managing member and the principal owner of Gagnon Securities LLC. Additionally, Mr. Gagnon beneficially owns certain securities over which he has sole voting power and sole dispositive power and certain securities over which he shares dispositive power with certain persons but has no voting power. Such securities are included in the table. Each of Mr. Neil Gagnon and Gagnon Securities LLC disclaims beneficial ownership of all securities held in such funds’ accounts.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. Under the Schedule 13G/A, Clal Insurance Enterprises Holdings Ltd., or Clal, and Clal Finance Ltd., a majority-owned subsidiary of Clal, disclaim beneficial ownership of the ordinary shares. In addition, the Schedule 13G/A states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 559,756 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 559,756 ordinary shares beneficially owned by Clal.

(8)	Includes 120,000 ordinary shares underlying currently exercisable stock options.

ELECTION OF OUTSIDE DIRECTORS

        Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to appoint at least two outside directors. At the Meeting, shareholders are being asked to reelect Mr. Dov Kleiman and Ms. Eliane Markowitz, our two current outside directors, within the meaning of the Israeli Companies Law, to serve in such capacity pursuant to the provisions of the Israeli Companies Law, each for an additional three-year term.

        No person may be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.

        A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Companies Law. At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with such “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have such “professional qualification.”

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Outside directors are elected by the shareholders. In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for further terms of not more than three years, each such reappointment being subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third term or more is in the best interest of the company.

        Ms. Markowitz was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held on January 7, 2007. Mr. Kleiman was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held on January 9, 2004 and was reelected to serve as an outside director for an additional three-year term at our annual general meeting of shareholders held on January 7, 2007.

        At the Meeting, shareholders will be asked to reelect Ms. Markowitz and Mr. Kleiman as outside directors, each for an additional three-year term, effective upon the date of the Meeting. Our Audit Committee and Board of Directors believe that Mr. Kleiman’s continued service as an outside director for a third term is in our company’s best interest due to his business experience, which is summarized below, and his knowledge of and familiarity with our company, its markets and related fields of operations. Our Board of Directors has determined that Ms. Markowitz and Mr. Kleiman each qualifies as an outside director, after receiving from each of them a declaration confirming his/her qualifications under the Israeli Companies Law to be elected as an outside director. In addition, our Board of Directors has determined that Mr. Dov Kleiman has “accounting and financial expertise” and Ms. Eliane Markowitz has “professional qualifications,” as such terms are defined under the Israeli Companies Law.

        If elected, for the duration of their service as outside directors, the nominees will each be entitled to receive compensation in the form of the fixed cash compensation payable to outside directors in companies of our size, as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, which is currently an annual fee of NIS 45,820 (currently equivalent to approximately $12,130) and a per meeting attendance fee of NIS 2,365 (currently equivalent to approximately $626).

        Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

        Dov Kleiman (53) has served as an outside director of our company since 2004 and is the chairman of our audit committee. Mr. Kleiman has served as the chief cost accountant of the Osem/Nestle group since 1987. Mr. Kleiman holds a B.A. degree in economics and an M.B.A. degree, both from Bar-Ilan University.

        Eliane Markowitz (46) has served as an outside director of our company since January 2007 and is a member of our audit committee. From May 2001 until November 2003 and again since January 2005, Ms. Markowitz has been with Medison Pharma Ltd., initially as the product manager of the hematology field and currently as marketing manager of its diagnostics division. In the interim period, from December 2003 until December 2004, Ms. Markowitz served as the business development and marketing manager and was the owner of Rimipharm Medical Products Ltd. Ms. Markowitz has approximately 20 years of experience in the pharmaceutical industry. Ms. Markowitz holds B.Sc. and M.Sc. degrees in animal science, both from the Hebrew University of Jerusalem.

        We are not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director.

        Under the Israeli Companies Law, the election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such election include at least one-third of the shares of non-controlling shareholders who vote on the election (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such election do not represent more than 1% of the voting rights in our company.

        The Board of Directors recommends a vote FOR the election of each nominee for outside director named above.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Extraordinary General Meeting and no other matter shall be on the agenda of the Meeting.

By Order of the Board of Directors, Eric Fenster Corporate Secretary

Dated: November 30, 2009